SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: November 7, 2016

List of materials

Documents attached hereto:

i) Press release announcing Sale of Equity Interest in Sony Electronics Huanan Co., Ltd. by Sony’s Chinese Subsidiary

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo
No. 16-109E
November 7, 2016

Sale of Equity Interest in Sony Electronics Huanan Co., Ltd. by Sony’s Chinese Subsidiary

Tokyo, November 7, 2016 – Sony (China) Ltd. (“Sony China”), a wholly-owned Chinese subsidiary of Sony Corporation (“Sony”), has signed a binding definitive agreement to transfer to Shen Zhen O-Film Tech Co., Ltd. (“O-Film”) all equity interest in its wholly-owned subsidiary, Sony Electronics Huanan Co., Ltd., which manufactures camera modules.  The sales price is approximately 95 million U.S. dollars, subject to customary post-closing adjustments.

This transaction reflects Sony’s ongoing focus on optimizing the scale of the camera module business.

Sony expects to record a gain in operating income from the transfer after its completion.  The completion of the transfer, and its timing, are subject to required regulatory approvals and other customary closing conditions.  Therefore, such gain has not been included in Sony’s consolidated results forecast for the fiscal year ending March 31, 2017, which was announced on November 1, 2016.  Sony plans to announce the amount of such gain and its impact on Sony’s consolidated financial results when the transfer is completed.

Sony Electronics Huanan Co., Ltd. Company Profile
Date Established	March 2, 2004
Location	No.7 Shenzhou Road, Science Park of GETDD. Guangzhou 510660, China
Capital	73 million US$ (as of March 31, 2016)
Shareholding Ratio	Sony (China) Limited 100% (as of March 31, 2016)
Chairman	Mitsurou Soejima
President	Hajime Morioka
Type of Business	Manufacture of camera modules
Employee Headcount	Approximately 4,000 (as of March 31, 2016)

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